Exhibit 99.1

Kingsway Reports Net Income of $23.6 Million in Third Quarter

President’s Message to Shareholders

On behalf of the Board of Directors, I am pleased to report Kingsway’s financial results for the third quarter ended September 30, 2007.  The Company reported net income of $23.6 million for the quarter or $0.42 diluted earnings per share.  Details of the results for the third quarter and year to date are included in the Management’s Discussion and Analysis and Consolidated Financial Statements which are attached.

We are very pleased with the profitability of each of our Canadian subsidiaries for the quarter and the year to date.  Our Canadian subsidiaries reported improved levels of underwriting profit and investment income again this quarter compared to both the previous quarter and the same quarter last year.  At the same time they continued to strengthen their balance sheet provision for unpaid claims and to report estimated favourable reserve development on the provisions recorded at the beginning of the year.

Despite the strong results reported by the majority of our U.S. subsidiaries, we are disappointed with the overall results of our U.S operations.  The results of our U.S operations were heavily influenced by Lincoln General, where estimated unfavourable reserve development led to the Company reporting an underwriting loss for the quarter and the year to date.  We have implemented corrective actions to our operations at Lincoln which we expect will improve its results in 2008.  The investment income continues to increase as a result of increased yields and invested assets.

Kingsway’s annualized return on equity was 9.3% for the quarter and 11.6% year to date.  Book value per share has grown by 17% since the beginning of the year, illustrating the benefits of Kingsway’s diverse operations.  The strengthening of the Canadian dollar has accounted for 6% of this increase.

Industry conditions in both Canada and the U.S. continue to be competitive and the industry continues to experience slow premium growth but strong growth in capital.  We expect that industry combined ratios will deteriorate for the remainder of 2007 and into 2008, but remain better than historical averages. We also expect that deteriorating combined ratios together with low interest rates will lead to firmer pricing in insurance markets in many jurisdictions in North America during 2008.

We continue to mandate that our subsidiaries price to our target levels of profitability which has reduced premium volumes, particularly in our U.S commercial business.  Our product and geographical diversification in North America allows us to maintain this underwriting discipline, whilst at the same time delivering growth in book value per share.  We intend to continue to expand our distribution network which will ensure that we are well positioned to take advantage of opportunities to grow profitably.

Dividend

The Board of Directors has declared a quarterly dividend of C$0.075 per common share, payable on December 28, 2007 to shareholders of record on December 14, 2007.

Conference Call and Webcast

An archived copy of the audio webcast is accessible through our website at http://www.kingsway-financial.com.

Annual Investor Day

The Company will be hosting its annual Investor Day on Wednesday, November 14, 2007 starting at 8:30am at the TSX Broadcast Centre - Gallery located at The Exchange Tower, 2 First Canadian Place, Toronto, Ontario.  Executives of Kingsway Financial and several of the subsidiaries will be speaking regarding their company’s operations.

Sincerely,

William G. Star,
President & Chief Executive Officer
November 8, 2007

Financial Summary and Highlights:

	Quarter to September 30:			9 months to September 30:
(in millions of dollars except per share amounts)	2007	2006	Change	2007	2006	Change

Gross Premiums Written	$509.1	$483.9	5%	$1,513.7	$1,523.6	(1%)
Underwriting Profit (Loss)	(7.5)	12.7	(159%)	(32.0)	38.8	(182%)
Investment Income	37.5	31.5	19%	102.8	90.5	14%
Net Realized Gains	5.3	8.3	(37%)	45.2	17.8	154%
Operating Earnings	19.0	31.9	(40%)	51.5	95.1	(46%)
Net Income	23.6	37.4	(37%)	85.0	106.5	(20%)
Diluted Earnings Per Share	0.42	0.66	(36%)	1.51	1.87	(19%)
Book Value Per Share				18.83	16.14	17%
Combined Ratio	101.6%	97.2%	4.4%	102.3%	97.1%	5.2%
Return on Equity (Annualized)	9.3%	16.8%	(7.5%)	11.6%	16.6%	(5.0%)

•
Gross premiums written increased 5% to $509.1 million in the quarter compared to $483.9 million in Q3 last year.  Excluding the second quarter acquisition of Mendota, gross premiums written would have decreased 3% in the quarter compared to the same quarter last year.

•
Net income in the quarter decreased 37% to $23.6 million compared to $37.4 million in Q3 last year, and for the 9 months of the year was $85.0 million compared to $106.5 million for the same period last year.  Increased levels of investment income for the quarter and year to date were offset by underwriting losses from U.S. operations.

•	Operating earnings declined 40% to $19.0 million in the quarter and by 46% to $51.5 million for the first 9 months of 2007.

•
Diluted earnings per share decreased by 36% to $0.42 for the quarter compared to $0.66 for the third quarter of 2006, and were $1.51 for the first 9 months compared to $1.87 for the same period last year.

•	Annualized return on equity was 9.3% for the quarter compared to 16.8% in Q3 last year and was 11.6% for the first 9 months of 2007 compared to 16.6% for the same period last year.

•	The combined ratio was 101.6% in the quarter with Canadian operations reporting a combined ratio of 89.5% and U.S. operations a combined ratio of 106.8%.

•	Investment income, excluding net realized gains, increased by 19% to $37.5 million compared to $31.5 million for the same quarter of 2006, and for the year to date increased by 14% to $102.8 million.

•	The fair value of the investment portfolio per share increased by 14% since the beginning of the year to $63.19.

•
Net unrealized gains on the common share investment portfolio which is included as a component of “other comprehensive income” increased from $37.5 million at the beginning of the year to $39.3 million at September 30, 2007, after gains of $54.1 million realized on this portfolio during the first 9 months of 2007.

•
Net estimated unfavourable reserve development was $10.6 million in the quarter and $48.4 million year to date, including estimated unfavourable reserve development at our Lincoln General subsidiary of $21.8 million in the quarter and $83.2 million year to date.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2007 and 2006
(U.S. dollars)

The following management’s discussion and analysis (MD&A) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the third quarter of fiscal 2007 and 2006; with the MD&A set out on pages 14 to 55 in the Company’s 2006 Annual Report, including the section on risk factors; and with the notes to the interim consolidated financial statements for the third quarter of fiscal 2007 and the notes to the audited consolidated financial statements for fiscal 2006 set out on pages 66 to 80 of the Company’s 2006 Annual Report.

The Company’s financial results are reported in U.S. dollars.  Unless otherwise indicated, all amounts are in U.S. dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Non-GAAP Financial Measures

The Company uses both GAAP and certain non-GAAP financial measures to assess performance.  Securities regulators require that companies caution readers about non-GAAP financial measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies.  Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios.  These terms are defined in the glossary of terms section beginning on page 86 of the 2006 Annual Report.  Although there is not a property and casualty industry defined standard that is consistently applied in calculating these ratios, Kingsway has historically included costs such as corporate office expenses and excluded premium finance revenues whereas other public companies have done otherwise in the calculation of their expense and combined ratios.  Readers are therefore cautioned when comparing Kingsway’s combined ratios to those of other public companies as they may not have been calculated on a comparable basis.

The Company also uses investment portfolio per share information which is calculated based on the fair value of the investment portfolio divided by the number of issued and outstanding common shares.  The Company uses operating earnings which are calculated as net income excluding after-tax net realized gains and losses on investments to assess the profitability of its operations.  A reconciliation of net income to operating earnings is presented in the section titled ‘Operating Earnings’.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2007 and 2006
(U.S. dollars)

Premiums

	Quarter to September 30:			9 Months to September 30:
(in millions of dollars)	2007	2006	Change	2007	2006	Change

Gross Premiums Written
Canada	$146.8	$154.6	(5%)	$432.3	$469.8	(8%)
U.S.	362.3	329.3	10%	1,081.4	1,053.8	3%
Total	$509.1	$483.9	5%	$1,513.7	$1,523.6	(1%)
Net Premiums Written
Canada	$140.6	$149.3	(6%)	$413.1	$453.3	(9%)
U.S.	326.3	295.4	10%	987.3	969.7	2%
Total	$466.9	$444.7	5%	$1,400.4	$1,423.0	(2%)
Net Premiums Earned
Canada	$148.2	152.4	(3%)	$399.1	$435.0	(8%)
U.S.	337.1	305.9	10%	978.5	906.5	8%
Total	$485.3	$458.3	6%	$1,377.6	$1,341.5	3%

The U.S. operations reported a 10% increase in premiums written during the quarter and 3% year to date due to the second quarter acquisition of Mendota Insurance Company (“Mendota”) which reported gross premiums written of $39.1 million in the quarter and $80.2 million year to date.  The Canadian operations continued to report declines in premiums due to competitive market conditions, particularly in the trucking segment.  Gross premiums written from Canadian operations in Canadian dollars declined by 12% for the quarter and by 11% for the year to date compared to the same periods last year.   Motorcycle premiums in Canada increased 5% to $58.9 million year to date compared to $55.9 million for the same period last year.  Excluding the impact of Mendota, gross premiums written and net premiums earned both declined by 3% in the quarter.  U.S. operations represented 71% of gross premiums written in the quarter (71% year to date), compared with 68% in the same quarter (69% year to date) last year.  Non-standard automobile, trucking, and commercial automobile premiums represented 31%, 22% and 17%, respectively, of gross premiums written for the year compared with 26%, 32% and 13% last year.  Mendota writes primarily non-standard automobile insurance which partially accounts for the increase in the percentage of non-standard automobile compared to the prior year.

Investment Income

	Quarter to September 30:			9 months to September 30:
(in millions of dollars)	2007	2006	Change	2007	2006	Change

Investment Income	$37.5	31.5	19%	$102.8	$90.5	14%

Investment income has increased in the quarter and year to date due to higher interest rates, the increase in the investment portfolio due to positive cash flow from operations, the acquisition of Mendota and the strengthening Canadian dollar relative to the U.S. dollar.  The cost based yield on the fixed income portfolio increased to 4.8% (4.9% using market based yield) compared to 4.5% for the third quarter of last year. The cost based yield (market based yield) represents the total interest income before expenses divided by the average amortized cost base (fair value) of fixed income securities held in the portfolio during the period.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2007 and 2006
(U.S. dollars)

Net Realized Gains

The table below presents a summary of the net realized gains for the current quarter and year to date with comparative figures:

	Quarter to September 30:			9 months to September 30:
(in millions of dollars)	2007	2006	Change	2007	2006	Change

Fixed Income	$(4.3)	$(1.3)	(231%)	$(5.9)	$(7.6)	22%
Equities	12.1	9.6	26%	54.1	27.9	94%
Capital Assets	-	-	-	5.4	-	-
Impairments	(2.5)	-	-	(8.4)	(2.5)	(240%)
Total	$5.3	$8.3	(37%)	$45.2	$17.8	154%

The net realized gains for the nine months ended September 30, 2007 includes a gain of $17.7 million on an investment in the Canadian portfolio which was the subject of a completed takeover as well as the gain on the sale of the Company’s former head office building.  These gains have been partially offset by realized losses on the fixed income portfolio, a significant portion of which was due to the sale of securities in the quarter and writedowns on securities which were deemed to be other than temporarily impaired.

Underwriting Results

	Quarter to September 30:		9 months to September 30:
(in millions of dollars)	2007	2006	2007	2006

Underwriting Profit (Loss)
Canada	$15.6	$10.6	$27.0	$26.7
U.S.	(23.1)	2.1	(59.0)	12.1
Total	$(7.5)	$12.7	$(32.0)	38.8
Combined Ratio
Canada	89.5%	93.0%	93.2%	93.9%
U.S.	106.8%	99.3%	106.0%	98.7%
Total	101.6%	97.2%	102.3%	97.1%
Expense Ratio
Canada	35.7%	30.9%	35.3%	30.3%
U.S.	29.1%	29.0%	28.8%	28.2%
Total	31.2%	29.6%	30.7%	28.9%
Loss Ratio
Canada	53.8%	62.1%	57.9%	63.6%
U.S.	77.7%	70.4%	77.2%	70.4%
Total	70.4%	67.6%	71.6%	68.2%

The Canadian operations reported strong favourable reserve development in the quarter and year to date and have continued to increase levels of incurred but not reported (IBNR) in the current year.  The Canadian operations claims ratio improved in the quarter and year to date as a result of the favourable reserve development in the quarter and the continued decline in the number of outstanding claims as a result of decline in premium volume.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2007 and 2006
(U.S. dollars)

The U.S. operations claims ratio continues to be impacted this quarter and year to date by estimated unfavourable reserve development of $20.4 million ($14.0 million in Q3 last year) in the quarter and $75.8 million year to date ($17.1 million first 9 months of 2006).  Excluding the underwriting results at Lincoln General, the other U.S. subsidiaries reported a combined ratio of 101.4% in the quarter and 98.3% for the nine months of 2007.  Lincoln General reported estimated unfavourable reserve development of $21.8 million in the quarter ($83.2 million year to date), primarily as a result of the trucking and general liability lines of business, which impacted net income by $14.4 million (or $0.26 per share) in the quarter and $54.9 million (or $0.98 per share) year to date 2007.  The U.S. operations have increased the level of IBNR by 8% since the beginning of the year.

	Quarter to September 30:		9 months to September 30:
(in millions of dollars)	2007	2006	2007	2006
Favourable (unfavourable) change in estimated unpaid claims for prior accident years (note 1):
Canada	$9.8	$5.0	$27.4	$6.4
U.S.	(20.4)	(14.0)	(75.8)	(17.1)
Total	$(10.6)	$(9.0)	$(48.4)	$(10.7)
As a % of net premiums earned (note 2):
Canada	6.6%	3.3%	6.9%	1.5%
U.S.	(6.1%)	(4.6%)	(7.7%)	(1.9%)
Total	(2.2%)	(2.0%)	(3.5%)	(0.8%)
As a % of unpaid claims (note 3):
Canada			3.4%	0.8%
U.S.			(6.7%)	(1.6%)
Total			(2.5%)	(0.6%)

Note 1 - (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results
Note 2 - (Increase) decrease in current financial year reported combined ratio
Note 3 - (Increase) decrease compared to estimated unpaid claims at the end of the preceding fiscal year

Expenses
The overall expenses increased in the quarter and year to date 2007 due to the acquisition of Mendota and the increased operating costs of our U.S. assigned risk business.  Higher operating costs and depreciation expense of the new Head Office building in Canada also impacted the expenses.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2007 and 2006
(U.S. dollars)

Interest Expense
Interest expense in the third quarter of 2007 was $10.3 million ($28.2 million year to date), compared to $7.6 million for the third quarter of 2006 ($22.4 million year to date) reflecting the issuance of the new C$100 million 6% debentures on July 10, 2007.

Income Taxes
Income taxes for the third quarter of 2007 were $0.5 million ($0.2 million year to date) or 2.0% of income before income taxes, as a result of losses recognized in our U.S. domiciled subsidiaries and the fully taxable status of our Canadian subsidiaries. This compares with a tax charge of $7.6 million or 16.8% for the same quarter last year ($18.2 million or 14.6% of income before income taxes for the nine months ended September 30, 2006).

Net Income and Earnings Per Share
Net income decreased by 37% in the third quarter to $23.6 million (decreased 20% to $85.0 million year to date), compared to $37.4 million in the third quarter of last year ($106.5 million year to date 2006).  Diluted earnings per share were $0.42 for the quarter ($1.51 year to date) compared to $0.66 for the third quarter of 2006 ($1.87 year to date 2006).

Operating Earnings
Operating earnings are calculated as net income excluding after-tax net realized gains and losses on investments to assess the profitability of the operations.

	Quarter to September 30:			9 months to September 30:
(in millions of dollars except per share amounts)	2007	2006	Change	2007	2006	Change

Net Income	$23.6	37.4	(37%)	$85.0	$106.5	(20%)
Net realized gains after tax:
Net realized gains before tax	5.3	8.3	(37%)	45.2	17.8	154%
Tax effect on realized gains	0.7	2.8	(75%)	11.7	6.4	83%
	4.6	5.5	(16%)	33.5	11.4	193%
Operating earnings	19.0	31.9	(40%)	51.5	95.1	(46%)
Average outstanding shares diluted (in millions)	55.9	56.7	(1%)	56.1	57.0	(1%)
Operating earnings per share	0.34	0.56	(39%)	0.92	1.67	(45%)

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2007 and 2006
(U.S. dollars)

Balance Sheet

The table below shows a review of selected categories from the balance sheet reported in the financial statements at the end of Q3 2007 compared to December 31, 2006.

	As at
(in millions of dollars)	September 30, 2007	December 31, 2006	Change
Assets
Investments	$3,418.0	$2,929.1	17%
Accounts receivable and other assets	375.8	318.3	18%
Income taxes recoverable	0.1	2.0	(96%)
Future income taxes	98.3	75.2	31%
Capital assets	133.9	108.1	24%
Goodwill and intangible assets	113.8	90.9	25%

Liabilities
Bank indebtedness	72.7	52.1	39%
Unearned premiums	804.6	682.5	18%
Unpaid claims	2,183.0	1,939.4	13%
Senior unsecured debentures	298.2	191.9	55%

Shareholders’ Equity	1,047.3	901.0	16%
Book value per share	18.83	16.12	17%

Investments:
Since December 31, 2006 investments have increased by 17%. This increase is primarily due to the adoption of fair value accounting of investments designated as available for sale, the acquisition of Mendota Insurance Company and its subsidiaries and the impact of the appreciation in the U.S. dollar value of our Canadian dollar investment portfolio.

The fair value of the investment portfolio including cash increased 14% to $3.52 billion, compared to $3.09 billion as at December 31, 2006.  The fair value of the investment portfolio including cash increased 14% to $63.19 per common share at September 30, 2007 compared to $55.21 at December 31, 2006.

The table below summarizes the fair value by contractual maturity of the fixed income investment portfolio, which includes term deposits and bonds, split between Canadian and U.S. operations:

Maturity Profile:
	Canadian Operations	U.S. Operations	Total
Due in less than one year	40.9%	21.4%	28.6%
Due in one through five years	26.9%	47.7%	40.0%
Due in five through ten years	29.6%	25.4%	27.0%
Due after ten years	2.6%	5.5%	4.4%

Total	100.0%	100.0%	100.0%

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2007 and 2006
(U.S. dollars)

Net unrealized gains on the total investment portfolio were $30.4 million or $0.55 per share outstanding at September 30, 2007 which is included as a component of “other comprehensive income”, as compared to net unrealized gains of $26.5 million or $0.47 per share outstanding at December 31, 2006.  Net unrealized gains on the common shares portfolio were $39.3 million or $0.71 per share outstanding at September 30, 2007 compared to $37.5 million or $0.67 per share outstanding at December 31, 2006.

Duration is a measure used to estimate the extent market values of fixed income instruments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point or 1 percent parallel increase in interest rates would decrease the market value of our fixed income investments by $84.9 million at September 30, 2007, representing 3.0% of the $2.85 billion fair value fixed income investment portfolio.

The following table summarizes the composition of the fair value of the fixed income investment portfolio at the dates indicated, by rating as assigned by Standard & Poor’s (‘S&P’) or Moody’s Investors Service:
Credit rating profile:
	As at September 30, 2007	As at December 31, 2006
AAA/Aaa	56.2%	54.0%
AA/Aa	22.1%	24.1%
A/A	15.6%	17.8%
BBB/Baa	3.7%	2.8%
Below BBB/Baa	2.4%	1.3%

Total	100.0%	100.0%

As at September 30, 2007 the investment portfolio did not include any collateralized debt obligations nor any direct exposure to any asset backed commercial paper. The investment portfolio has an exposure of approximately $3.6 million to the sub-prime mortgage market in the U.S. through home equity loan asset backed securities rated AAA by S&P.

Accounts receivable and other assets:
Accounts receivable and other assets increased by 18% to $375.8 million, primarily as a result of the acquisition of Mendota Insurance Company.

Income taxes recoverable:
Income taxes recoverable decreased as a result of the timing of tax payments.

Future income taxes:
Future income taxes increased due to tax losses recognized by the U.S. operations which can be utilized in future periods.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2007 and 2006
(U.S. dollars)

Capital assets:
Capital assets increased as a result of the completion of the new corporate head office in Mississauga which was partially offset by the disposition of the previous head office building.

Goodwill and intangible assets:
Goodwill and intangible assets increased by $22.9 million in the first nine months as a result of the acquisitions of Mendota Insurance Company and the assigned risk business from the Robert Plan Corporation.

Bank indebtedness:
Bank indebtedness increased from $52.1 million at December 31, 2006 to $72.7 million.  During the year the Company borrowed approximately $40 million to partially finance the acquisition of Mendota Insurance Company, which closed on April 1, 2007, and $35 million to acquire the renewal rights and fund the operating costs of the assigned risk business acquired from the Robert Plan Corporation.  The Company repaid $84 million of bank indebtedness from the proceeds of the C$100 million senior unsecured debentures issued on July 10, 2007.   The undrawn amount available under the bank credit facility as at September 30, 2007 was $102.8 million.  The Company is in compliance with all of its covenant requirements under this credit facility.

Unearned premiums:
Unearned premiums increased 18% since December 31, 2006 of which 7% of the increase is the result of the acquisition of Mendota Insurance Company and the balance of the increase relates to normal seasonal impact of motorcycle and taxi business.

Unpaid claims:
The following table presents a summary of the provision for unpaid claims by line of business:

(in millions of dollars)
Line of Business	September 30, 2007	December 31, 2006

Non - Standard Automobile	$573.5	$475.3
Standard Automobile	144.8	126.4
Commercial Automobile	238.8	220.8
Trucking	769.3	734.9
Motorcycle	125.9	102.8
Property & Liability	262.4	228.9
Other	68.3	50.3

Total	$2,183.0	$1,939.4

The provisions for unpaid claims increased by 13% to $2.18 billion compared to $1.94 billion at the end of 2006 as a result of the acquisition of Mendota Insurance and increases in the level of reserves at Lincoln General.  At September 30, 2007 the provision for unpaid claims comprised case reserves for individual claims which increased 12% to $1.31 billion ($1.17 billion at year end 2006) and a provision for IBNR claims which increased 13% to $869.5 million ($770.2 million at year end 2006).

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2007 and 2006
(U.S. dollars)

Senior unsecured debentures:
On July 10, 2007 the Company through its newly formed wholly-owned subsidiary Kingsway 2007 General Partnership issued C$100 million 6% senior unsecured debentures with a maturity date of July 11, 2012.

Book value per share:
Book value per share increased by 17% to $18.83 from $16.12 as at December 31, 2006.  This increase is partially due to the adoption of the new financial instruments accounting standard and currency fluctuations. As a result of the new standard, the investments classified as available for sale were marked to market on January 1, 2007. This adjustment, net of tax, increased the book value per share by $0.32.

Contractual Obligations
Information concerning contractual obligations as at September 30, 2007 is shown below:

Payments Due by Period (in millions of dollars)
	2007	2008	2009	2010	2011	Thereafter	Total
Bank indebtedness	$72.7	-	-	-	-	$-	$72.7
Senior unsecured debentures	78.4	-	-	-	-	219.8	298.2
Subordinated indebtedness	-	-	-	-	-	87.3	87.3
Loan payable	-	-	-	-	-	66.2	66.2
Total	$151.1	-	-	-	-	$373.3	$524.4

For further details on the Company’s long term debt and interest obligations, refer to note 7 - Senior Unsecured Debentures of the accompanying financial statements and note 13 of the Company’s 2006 audited consolidated financial statements and pages 41 to 44 of the 2006 Annual Report which sets out the Company’s contractual obligations as at December 31, 2006.

Liquidity and Capital Resources
During the nine months ended September 30, 2007, the net cash flow from operating activities was $94.1 million.  The Company believes that the cash generated from the operating activities will be sufficient to meet its ongoing cash requirements, including interest payment obligations and dividend payments.

During the nine months ended September 30, 2007, the Company repurchased and cancelled 321,400 common shares under the normal course issuer bid for a total purchase price of $6.1 million at an average price of $18.79 (Cdn$21.98).

As at September 30, 2007 the Company was adequately capitalized to support the premium volume of the insurance subsidiaries. Canadian property and casualty insurance companies are regulated by the Office of the Superintendent of Financial Institutions (OSFI) and the Financial Services Commission of Ontario (FSCO) and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test (MCT) formula. As at September 30, 2007 the MCT of our Canadian subsidiaries are well in excess of the target MCT level, with MCT margins ranging between 235% and 307% and aggregate available capital of approximately $126 million in excess of required capital.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2007 and 2006
(U.S. dollars)

In the United States, a risk based capital (RBC) formula is used by the National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. The NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at September 30, 2007 Lincoln General had an RBC ratio of 191% and we have taken measures to increase this ratio to over 200%.  The RBC ratios of our other U.S. subsidiaries range between 395% and 1,285% and have aggregate available capital of approximately $134 million in excess of required capital.

Our reinsurance subsidiaries, which are domiciled in Barbados and Bermuda, are required by the regulator in the jurisdictions in which they operate to maintain minimum capital levels. As at September 30, 2007 the capital maintained by Kingsway Reinsurance Corporation was approximately $386 million in excess of the regulatory requirements in Barbados and the capital maintained by Kingsway Reinsurance (Bermuda) Limited was approximately $91.7 million in excess of regulatory requirements.

Off-Balance Sheet Financing
The Company entered into an off-balance sheet transaction through the Kingsway Linked Return of Capital Trust transaction that was completed on July 14, 2005 which is more fully described in Note 13(d) of the 2006 audited consolidated financial statements and page 43 of the 2006 Annual Report.  The Company has one other off-balance sheet financing arrangement as described on page 43 of the 2006 Annual Report.

Summary of Quarterly Results
The following table presents our financial results over the previous eight quarters.

	2007			2006				2005
(in millions of dollars except per share)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gross premiums written	$509.1	$525.2	$479.4	$409.1	$483.9	$532.5	$507.2	$439.3
Net premiums earned	485.3	474.0	418.2	425.0	458.3	456.2	427.0	445.4
Total revenue	528.1	538.6	458.9	466.6	498.2	499.5	452.0	478.5
Net income	23.6	41.7	19.6	16.8	37.4	40.2	28.9	35.9
Earnings per share
Basic	0.43	0.75	0.35	0.30	0.67	0.71	0.51	0.64
Diluted	0.42	0.74	0.35	0.30	0.66	0.71	0.51	0.63

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2007 and 2006
(U.S. dollars)

Supplementary Financial Information

Financial Strength Indicators:

Some of the key indicators of the Company’s financial strength are as follows:

	September 30, 2007	December 31, 2006
Rolling four quarter calculations:
Net premiums written to estimated statutory surplus ratio	1.4x	1.6x
Interest coverage ratio	4.1x	5.9x
Total bank and senior debt to capitalization ratio	27.7%	24.2%

Selected Financial Information expressed in thousands of Cdn. Dollars, except for per share amounts

The selected financial information disclosed below has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet.   Readers should be cautioned as to the limited usefulness of the selected financial information presented below.

(in millions of dollars except per share amount)	Quarter to September 30:		9 months to September 30:
	2007	2006	2007	2006
Gross premiums written	$532.2	$542.6	$1,670.3	$1,725.7
Net premiums earned	507.0	513.9	1,517.4	1,518.8
Net income	24.8	41.9	93.1	120.2
Earnings per share – diluted	0.44	0.74	1.66	2.11
Underwriting profit (loss)	(7.7)	14.2	(36.1)	44.0
Book value per share			18.73	18.04

Outlook

The Company’s 2006 Annual Report includes description and analysis of the key factors and events that could impact future earnings under the heading Risks Factors in the Management’s Discussion and Analysis section.  These factors and events have, for the most part, remained substantially unchanged.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2007 and 2006
(U.S. dollars)

Disclosure Controls and Procedures

Management of the Company is responsible for establishing and maintaining disclosure controls and procedures for the Company as defined under Multilateral Instrument 52-109 issued by the Canadian Securities Administrators.  Management has designed such disclosure controls and procedures, or caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer by others within those entities, particularly during the period in which the annual filings are being prepared.

Internal Controls over Financial Reporting

Management of the Company is responsible for designing internal controls over financial reporting for the
Company as defined under Multilateral Instrument 52-109 issued by the Canadian Securities Administrators.  Management has designed such internal controls over financial reporting, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP.  There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Forward Looking Statements

This press release (including the Management’s Discussion and Analysis) includes “forward looking statements” that are subject to risks and uncertainties.  For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2006 Annual Report under the heading Risk Factors in the Management’s Discussion and Analysis section.  The securities filings can be accessed on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov or through the Company’s website at www.kingsway-financial.com.  The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of U.S. dollars, except for per share amounts)

(Unaudited)	Quarter to September 30:		9 months to September 30:
	2007	2006	2007	2006

Gross premiums written	$509,143	$483,903	$1,513,742	$1,523,635

Net premiums written	$466,908	$444,666	$1,400,385	$1,422,961

Revenue:
Net premiums earned	$485,323	$458,309	$1,377,554	$1,341,520
Investment income	37,467	31,518	102,838	90,470
Net realized gains	5,290	8,343	45,160	17,777
	528,080	498,170	1,525,552	1,449,767
Expenses:
Claims incurred	$341,565	$309,818	$986,271	$914,989
Commissions and premiums taxes	89,161	83,267	253,303	252,283
General and administrative expenses	62,120	52,512	169,961	135,434
Interest expense	10,275	7,607	28,225	22,417
Amortization of intangibles	876	-	2,628	-
	503,997	453,204	1,440,388	1,325,123
Income before income taxes	24,083	44,966	85,164	124,644
Income taxes	472	7,561	196	18,183
Net Income	$23,611	$37,405	$84,968	$106,461

Earnings per share:
Basic:	$0.43	$0.67	$1.53	$1.89
Diluted:	$0.42	$0.66	$1.51	$1.87
Weighted average shares outstanding (in ‘000s):
Basic:	55,630	56,095	55,682	56,292
Diluted:	55,937	56,664	56,118	56,966

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	September 30 2007 (unaudited)	December 31 2006
ASSETS
Cash and cash equivalents	$97,265	$129,706
Investments	3,417,963	2,929,090
Accrued investment income	30,807	28,365
Accounts receivable and other assets	375,840	318,332
Due from reinsurers and other insurers	230,662	208,090
Deferred policy acquisition costs	183,764	158,527
Income taxes recoverable	77	2,017
Future income taxes	98,315	75,212
Capital assets	133,932	108,149
Goodwill and intangible assets	113,846	90,850
	$4,682,471	$4,048,338
LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Bank indebtedness	$72,744	$52,149
Loans payable	66,222	66,222
Accounts payable and accrued liabilities	123,084	124,760
Unearned premiums	804,575	682,452
Unpaid claims	2,182,991	1,939,363
Senior unsecured debentures	298,239	191,930
Subordinated indebtedness	87,348	90,500
	3,635,203	3,147,376
SHAREHOLDERS’ EQUITY
Share capital Issued and outstanding number of common shares 55,631,094 – September 30, 2007 55,884,525 – December 31, 2006	327,295	328,473

Contributed surplus	6,932	5,352
Retained earnings	629,793	560,126
Accumulated other comprehensive income [1]	83,248	7,011
	1,047,268	900,962
	$4,682,471	$4,048,338

1Refer to note 2 for impact of new accounting policies related to financial instruments

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars)

	Quarter to September 30:		9 months to September 30:
(Unaudited)	2007	2006	2007	2006
Share capital
Balance at beginning of period	$327,199	$329,518	$328,473	$331,470
Issued during the period	96	810	1,143	2,398
Repurchased for cancellation	-	(679)	(2,321)	(4,219)
Balance at end of period	327,295	329,649	327,295	329,649
Contributed surplus
Balance at beginning of period	$6,144	$3,972	$5,352	$3,237
Stock option expense	788	446	1,580	1,181
Balance at end of period	6,932	4,418	6,932	4,418
Retained earnings
Balance at beginning of period	$610,251	$517,194	$560,126	$460,050
Net income for the period	23,611	37,405	84,968	106,461
Common share dividends	(4,069)	(3,138)	(11,560)	(9,341)
Repurchase of shares for cancellation	-	(1,181)	(3,741)	(6,890)
Balance at end of period	629,793	550,280	629,793	550,280
Accumulated other comprehensive income [1]
Balance at beginning of period	$44,875	$21,372	$7,011	$9,958
Cumulative effect of adopting new accounting policies	-	-	17,672	-
Other comprehensive income (loss)	38,373	(475)	58,565	10,939
Balance at end of period	83,248	20,897	83,248	20,897
Total shareholders’ equity at end of period	$1,047,268	$905,244	$1,047,268	$905,244

 1Refer to note 2 for impact of new accounting policies related to financial instruments

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(In thousands of U.S. dollars)

	Quarter to September 30:		9 months to September 30:
(Unaudited)	2007	2006	2007	2006
Comprehensive income
Net income	$23,611	$37,405	$84,968	$106,461
Other comprehensive income, net of taxes:
• Change in unrealized gains on available-for securities:
Unrealized gains arising during the period,net of income taxes	22,047	-	12,798	-
Recognition of realized gains to netincome, net of income taxes	(7,492)	-	(11,401)	-
• Unrealized gains (losses) on translating financial statement of self-sustaining foreign operations	20,732	(475)	54,082	10,939
• Gains on cash flow hedge	3,086	-	3,086	-
Other comprehensive income (loss)	38,373	(475)	58,565	10,939
Comprehensive income	$61,984	$36,930	$143,533	$117,400

 KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands of U.S. dollars)

	Quarter to September 30:		9 months to September 30:
(Unaudited)	2007	2006	2007	2006
Cash flows from operating activities
Net income	$23,611	$37,405	$84,968	$106,461
Items not affecting cash:
Amortization	3,336	1,816	9,768	5,725
Future and current income taxes	(7,798)	994	(22,557)	2,670
Net realized gains	(5,290)	(8,343)	(45,160)	(17,777)
Amortization of bond premiums and discounts	(4,296)	(870)	(7,708)	(2,201)
Net change in other non-cash balances	30,222	12,062	74,794	52,459
	39,785	43,064	94,105	147,337
Cash flows from financing activities
Increase in share capital	96	811	1,143	2,400
Repurchase of common shares for cancellation	-	(1,860)	(6,062)	(11,109)
Dividends paid	(4,069)	(3,138)	(11,560)	(9,341)
Increase in bank indebtedness and loans payable	1,758	15,806	108,702	24,752
	(2,215)	11,619	92,223	6,702
Investing activities
Purchase of investments	(946,858)	(767,245)	(3,137,472)	(2,509,672)
Proceeds from sale of investments	887,748	681,859	2,989,159	2,308,425
Financed premiums receivable, net	(4,792)	3,879	(12,387)	7,490
Acquisitions, net of cash acquired	(4)	-	(40,687)	-
Net change to capital assets	(2,555)	(9,904)	(17,382)	(33,661)
	(66,461)	(91,411)	(218,769)	(227,418)
Net change in cash and cash equivalents	(28,891)	(36,728)	(32,441)	(73,379)
Cash and cash equivalents at beginning of period	126,156	74,383	129,706	111,034
Cash and cash equivalents at end of period	$97,265	$37,655	$97,265	$37,655

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2007 and 2006
(Unaudited – tabular amounts in thousands of U.S. dollars)

1.	Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the Company’s consolidated financial statements for the year ended December 31, 2006 except for the changes in accounting policies as noted below.  These interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006 as set out on pages 61 to 80 of the Company’s 2006 Annual Report.  The results of the operations for the interim periods are not necessarily indicative of the full-year results.

2.	Change in accounting policies

On January 1, 2007, the Company adopted CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, Section 3865 Hedges and Section 1530 Comprehensive Income.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2007 and 2006
(Unaudited – tabular amounts in thousands of U.S. dollars)

2.	Change in accounting policies (continued)

Under adoption of these new standards, as at January 1, 2007 the Company classified all its investment securities as available-for-sale, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Bank indebtedness, accounts payable and accrued liabilities, long-term debt and capital lease obligations are classified as other financial liabilities, which are measured at amortized cost.

As required, except to classify unrealized foreign currency translations gains / losses on net investments in self-sustaining foreign operations under the new caption accumulated other comprehensive income (loss), prior periods have not been restated. As a result of these new standards, the following adjustments were made to our balance sheet on January 1, 2007:

Balance sheet category (000’s)	January 1, 2007 increase

Investments	$26,470
Future income taxes	8,798
Accumulated other comprehensive income (after-tax impact)	17,672

3.	Stock-based compensation

As reported on pages 70 and 71 of the Company’s 2006 Annual Report, effective January 1, 2003 the Company adopted on a prospective basis the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors.  During the third quarter 2007, the Company recorded $788,000 ($1,580,000 year to date) of stock-based compensation expense included in employee compensation expense.

Per share weighted average fair value of options granted during 2007 and 2006 was C$5.34 and C$6.88, respectively.  The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	As at September 30
	2007	2006

Risk-free interest rate	4.11%	4.02%
Dividend yield	1.30%	1.02%
Volatility of the expected market price of the Company’s common shares	25.2%	31.4%
Expected option life (in years)	3.7	3.5

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable.  As the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company’s employee stock options.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2007 and 2006
(Unaudited – tabular amounts in thousands of U.S. dollars)

4.	Segmented information

The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the United States and corporate and other insurance related services.  The Company’s Canadian and United States segments include transactions with the Company’s reinsurance subsidiaries.  At the present time, other insurance related services are not significant.  Results for the Company’s operating segments are based on the Company’s internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

	Three months ended September 30, 2007
	Canada	United States	Corporate and other	Total
Gross premiums written	$146,772	$362,371	$-	$509,143
Net premiums earned	148,195	337,128	-	485,323
Investment income (loss)	15,560	22,046	(139)	37,467
Net realized gains	2,589	2,701	-	5,290
Interest expense	-	8,090	2,185	10,275
Amortization of capital assets	538	1,285	1,170	2,993
Amortization of intangible assets	-	876	-	876
Net income tax expense (recovery)	6,450	(9,848)	3,870	472
Net income (loss)	26,165	2,556	(5,110)	23,611

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2007 and 2006
(Unaudited – tabular amounts in thousands of U.S. dollars)

4.	Segmented information (continued)

	Three months ended September 30, 2006
	Canada	United States	Corporate and other	Total
Gross premiums written	$154,574	$329,329	$-	$483,903
Net premiums earned	152,368	305,942	-	458,309
Investment income (loss)	13,905	17,858	(245)	31,518
Net realized gains	7,424	918	-	8,343
Interest expense	-	5,880	1,727	7,607
Amortization of capital assets	310	811	411	1,533
Net income tax expense (recovery)	8,083	(2,626)	2,104	7,561
Net income (loss)	24,205	17,580	(4,381)	37,405

	Nine months ended September 30, 2007
	Canada	United States	Corporate and other	Total
Gross premiums written	$432,321	$1,081,421	$-	$1,513,742
Net premiums earned	399,122	978,432	-	1,377,554
Investment income (loss)	42,278	61,647	(1,087)	102,838
Net realized gains	27,920	17,240	-	45,160
Interest expense	-	22,067	6,158	28,225
Amortization of capital assets	1,385	3,750	2,300	7,435
Amortization of intangible assets	-	2,628	-	2,628
Net income tax expense (recovery)	17,820	(29,459)	11,835	196
Net income (loss)	74,184	24,695	(13,911)	84,968

Capital assets	$62,028	$60,972	$10,932	$133,932
Goodwill and intangible assets	9,240	104,606	-	113,846
Total assets	1,817,773	2,829,209	35,489	4,682,471

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2007 and 2006
(Unaudited – tabular amounts in thousands of U.S. dollars)

4.	Segmented information (continued)

	Nine months ended September 30, 2006
	Canada	United States	Corporate and other	Total
Gross premiums written	$469,800	$1,053,835	$-	$1,523,635
Net premiums earned	435,014	906,506	-	1,341,520
Investment income (loss)	39,165	51,785	(480)	90,470
Net realized gains (losses)	18,480	(703)	-	17,777
Interest expense	-	17,049	5,368	22,417
Amortization of capital assets	899	2,392	1,209	4,500
Net income tax expense (recovery)	20,088	(8,305)	6,400	18,183
Net income (loss)	58,478	54,438	(6,455)	106,461

Capital assets	$42,366	$54,629	$3,637	$100,632
Goodwill and intangible assets	8,224	61,609	-	69,833
Total assets	1,583,692	2,500,245	28,659	4,112,596

5.	Investments

	September 30, 2007
	Amortized cost	Fair value

Term deposits	$419,346	$419,316
Bonds:
Government	404,090	406,195
Corporate	2,031,669	2,021,959
Preferred shares	9,300	8,104
Common shares	433,563	472,814
Financed premiums	89,575	89,575

	$3,387,543	$3,417,963

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2007 and 2006
(Unaudited – tabular amounts in thousands of U.S. dollars)

5.	Investments (continued)

	December 31, 2006
	Amortized cost	Fair value

Term deposits	$379,574	$379,128
Bonds:
Government	332,058	333,231
Corporate	1,783,228	1,771,480
Common shares	366,702	404,193
Financed premiums	67,528	67,528

	$2,929,090	$2,955,560

6.	Acquisitions

On April 1, 2007 the Company acquired 100% of the voting shares of Mendota Insurance Company (‘Mendota’) whose primary business is non-standard automobile insurance.  This transaction includes Mendota’s wholly owned subsidiaries, Mendakota Insurance Company and Mendota Insurance Agency, Inc.  The earnings of Mendota have been included in the statement of operations from April 1, 2007.

The purchase price has not yet been finalized as it is subject to the completion of an independent audit. Based on the estimated balance sheet compiled as at the closing date by the seller, the purchase price has been estimated to be approximately $53.7 million.  The Company has recorded preliminary goodwill of approximately $10 million but as the final purchase price has not yet been determined, the Company is evaluating certain intangible assets and the allocation of the purchase price is subject to amendment once the independent audit is complete.

7.	Senior Unsecured Debentures

On July 10, 2007, the Company through its newly formed wholly-owned subsidiary Kingsway 2007 General Partnership (“K2007GP”) issued C$100 million 6% senior unsecured debentures with a maturity date of July 11, 2012.  The debentures will be redeemable, in whole or part, at the option of K2007GP and are not subject to repayment by the holders prior to maturity.  Interest on the debentures is payable semi-annually in arrears in equal instalments on January 10 and July 10 each year beginning January 10, 2008.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2007 and 2006
(Unaudited – tabular amounts in thousands of U.S. dollars)

8.	Supplemental Condensed Consolidating Financial Information

On July 10, 2007, K2007GP issued C$100 million of 6% senior unsecured debentures unconditionally guaranteed by the Company (“KFSI”) and Kingsway America Inc. (“KAI”), a wholly-owned subsidiary of the Company.  The following is the condensed consolidating financial information for the Company as of September 30, 2007 and December 31, 2006, and for the period ended September 30, 2007 and 2006, with a separate column for each Guarantor, the issuer and the other businesses of the Company combined (“Non-Guarantor subsidiaries”).

Condensed Consolidating Statement of Operations
For the nine months ended September 30, 2007
	KFSI	KAI	K2007GP	Other Subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(a “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor subsidiaries”)

Revenue:
Net premiums earned	$-	$-	$-	$1,377,554	$-	$1,377,554
Investment related income	(1,087)	3,634	1,480	145,451	(1,480)	147,998
Management fees	60,851	10,134	-	-	(70,985)	-
	$59,764	$13,768	$1,480	$1,523,005	$(72,465)	$1,525,552
Expenses:
Claims incurred	$-	$-	$-	$1,003,631	$(17,360)	$986,271
Commissions and premium taxes	-	-	-	253,303	-	253,303
Other expenses	55,681	14,114	48	156,370	(53,625)	172,588
Interest expense	6,158	18,767	1,411	3,369	(1,480)	28,225
	61,839	32,881	1,459	1,416,674	(72,465)	1,440,388

Income before income taxes	(2,075)	(19,113)	21	106,331	-	85,164
Income taxes	11,836	(6,498)	7	(5,149)	-	196
Equity in undistributed net income of subsidiaries	98,879	(44,003)	-	-	(54,876)	-
Net income (loss)	$84,968	$(56,618)	$14	$111,480	$(54,876)	$84,968

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2007 and 2006
(Unaudited – tabular amounts in thousands of U.S. dollars)

8.	Supplemental Condensed Consolidating Financial Information (continued)

Condensed Consolidating Statement of Operations
For the nine months ended September 30, 2006
	KFSI	KAI	K2007GP	Other Subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(a “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor subsidiaries”)

Revenue:
Net premiums earned	$-	$-	$-	$1,341,520	$-	$1,341,520
Investment related income	(480)	2,942	-	105,785	-	108,247
Management fees	52,608	9,972	-	-	(62,580)	-
	$52,128	$12,914	$-	$1,447,305	$(62,580)	$1,449,767
Expenses:
Claims incurred	$-	$-	$-	$932,761	$(17,772)	$914,989
Commissions and premium taxes	-	-	-	252,283	-	252,283
Other expenses	46,816	16,750	-	116,676	(44,808)	135,434
Interest expense	5,368	16,986	-	63	-	22,417
	52,184	33,736	-	1,301,783	(62,580)	1,325,123

Income before income taxes	(56)	(20,822)	-	145,522	-	124,644
Income taxes	6,399	(7,079)	-	(18,863)	-	18,183
Equity in undistributed net income of subsidiaries	112,916	(6,609)	-	-	(106,307)	-
Net income (loss)	$106,461	$(20,352)	$-	$126,659	$(106,307)	$106,461

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2007 and 2006
(Unaudited – tabular amounts in thousands of U.S. dollars)

8.	Supplemental Condensed Consolidating Financial Information (continued)

Condensed Consolidating Balance Sheet
At at September 30, 2007
	KFSI	KAI	K2007GP	Other Subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(a “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor subsidiaries”)

Assets
Investments in subsidiaries	$1,158,614	$588,718	$-	$(111,056)	$(1,636,276)	$-
Cash	4,899	3,453	564	88,349	-	97,265
Investments	-	-	-	3,417,963	-	3,417,963
Goodwill and other assets	-	-	-	113,846	-	113,846
Other assets	22,299	60,598	110,829	3,084,207	(2,224,536)	1,053,397
	$1,185,812	$652,769	$111,393	$6,593,309	$(3,860,812)	$4,682,471
Liabilities and Shareholders’ Equity
Liabilities:
Bank Indebtedness	$42,220	$170,175	$-	$30,524	$(103,953)	$138,966
Other liabilities	17,916	23,302	3,140	241,598	(162,872)	123,084
Unearned premiums	-	-	-	1,299,709	(495,134)	804,575
Unpaid claims	-	-	-	3,649,691	(1,466,700)	2,182,991
Senior unsecured debentures	78,408	125,000	94,429	-	402	298,239
Subordinated indebtedness	-	90,500	-	-	(3,152)	87,348
	138,544	408,977	97,569	5,221,522	(2,231,409)	3,635,203
Shareholders’ equity:
Share capital	327,295	264,213	10,667	1,476,656	(1,751,536)	327,295
Contributed surplus	6,932	-	-	-	-	6,932
Retained Earnings	629,793	(20,421)	14	(219,257)	239,664	629,793
Accumulated other comprehensive income	83,248	-	3,143	114,388	(117,531)	83,248
	1,047,268	243,792	13,824	1,371,787	(1,629,403)	1,047,268
	$1,185,812	$652,769	$111,393	$6,593,309	$(3,860,812)	$4,682,471

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2007 and 2006
(Unaudited – tabular amounts in thousands of U.S. dollars)

8.	Supplemental Condensed Consolidating Financial Information (continued)

Condensed Consolidating Balance Sheet
As at December 31, 2006
	KFSI	KAI	K2007GP	Other Subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(a “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor subsidiaries”)

Assets
Investments in subsidiaries	$985,924	$400,807	$-	$118,485	$(1,505,216)	$-
Cash	3,475	3,204	-	123,027	-	129,706
Investments	99	-	-	2,928,991	-	2,929,090
Goodwill and other assets	-	-	-	82,235	8,615	90,850
Other assets	23,756	51,027	-	2,478,852	(1,654,943)	898,692
	$1,013,254	$455,038	$-	$5,731,590	$(3,151,544)	$4,048,338
Liabilities and Shareholders’ Equity
Liabilities:
Bank Indebtedness	$32,609	$66,222	$-	$19,540	$-	$118,371
Other liabilities	12,753	22,168	-	89,312	527	124,760
Unearned premiums	-	-	-	1,115,314	(432,862)	682,452
Unpaid claims	-	-	-	3,132,423	(1,193,060)	1,939,363
Senior unsecured debentures	66,930	125,000	-	-	-	191,930
Subordinated indebtedness	-	90,500	-	-	-	90,500
	112,292	303,890	-	4,356,589	(1,625,395)	3,147,376
Shareholders’ equity:
Share capital	328,473	192,391	-	1,174,609	(1,367,000)	328,473
Contributed surplus	5,352	-	-	-	-	5,352
Retained Earnings	560,126	(41,243)	-	158,457	(117,214)	560,126
Accumulated other comprehensive income	7,011	-	-	41,935	(41,935)	7,011
	900,962	151,148	-	1,375,001	(1,526,149)	900,962
	$1,013,254	$455,038	$-	$5,731,590	$3,151,544	$4,048,338

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2007 and 2006
(Unaudited – tabular amounts in thousands of U.S. dollars)

8.	Supplemental Condensed Consolidating Financial Information (continued)

Condensed Consolidating Statement of Cash Flows
For the nine months ended September 30, 2007
	KFSI	KAI	K2007GP	Other Subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(a “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor subsidiaries”)
Cash provided by (used in):
Operating Activities:
Net income	$84,968	$(56,618)	$14	$111,380	$(54,776)	$84,968
Adjustments to reconcile net income to net cash used by operating activities:
Equity in undistributed earnings in subsidiaries	(98,779)	44,003	-	-	54,776	-
Other	18,230	(8,030)	(104,546)	103,483	-	9,137
	4,419	(20,645)	(104,532)	214,863	-	94,105

Financing Activities:
Increase in share capital, net	1,143	71,822	10,667	-	(82,489)	1,143
Repurchase of common shares for cancellation	(6,062)	-	-	-	-	(6,062)
Common share dividend	(11,560)	-	-	-	-	(11,560)
Increase/(decrease) in bank indebtedness	2,509	103,953	94,429	11,764	(103,953)	108,702
	(13,970)	175,775	105,096	11,764	(186,442)	92,223

Investing Activities:
Purchase of investments	-	-	-	(3,137,472)	-	(3,137,472)
Proceeds from sale of investments	99	-	-	2,989,060	-	2,989,159
Acquisitions	19,805	(51,065)	-	10,378	(19,805)	(40,687)
Other	(8,929)	(103,816)	-	(123,271)	206,247	(29,769)
	10,975	(154,881)	-	(261,305)	186,442	(218,769)

Increase (decrease) in cash during the year	1,424	249	564	(34,678)	-	(32,441)
Cash, beginning of year	3,475	3,204	-	123,027	-	129,706
	$4,899	$3,453	$564	$88,349	$-	$97,265

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2007 and 2006
(Unaudited – tabular amounts in thousands of U.S. dollars)

8.	Supplemental Condensed Consolidating Financial Information (continued)

Condensed Consolidating Statement of Cash Flows
For the nine months ended September 30, 2006
	KFSI	KAI	K2007GP	Other Subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(a “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor subsidiaries”)
Cash provided by (used in):
Operating Activities:
Net income	$106,461	$(20,352)	$-	$126,659	$(106,307)	$106,461
Adjustments to reconcile net income to net cash used by operating activities:
Equity in undistributed earnings in subsidiaries	(112,916)	6,609	-	-	106,307	-
Other	4,614	(13,140)	-	49,402	-	40,876
	(1,841)	(26,883)	-	176,061	-	147,337

Financing Activities:
Increase in share capital, net	2,400	25,000	-	-	(25,000)	2,400
Repurchase of common shares for cancellation	(11,109)	-	-	-	-	(11,109)
Common share dividend	(9,341)	-	-	-	-	(9,341)
Increase/(decrease) in bank indebtedness	11,484	-	-	13,268	-	24,752
	(6,566)	25,000	-	13,268	(25,000)	6,702

Investing Activities:
Purchase of investments	(205)	-	-	(2,509,467)	-	(2,509,672)
Proceeds from sale of investments	202	2,983	-	2,305,240	-	2,308,425
Acquisitions	7,070	872	-	-	(7,942)	-
Other	(195)	(9,728)	-	(49,190)	32,942	(26,171)
	6,872	(5,873)	-	(253,417)	25,000	(227,418)

Increase (decrease) in cash during the year	(1,535)	(7,756)	-	(64,088)	-	(73,379)
Cash, beginning of year	2,831	9,597	-	98,606	-	111,034
	$1,296	$1,841	$-	$34,518	$-	$37,655